UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 1
Watford Holdings Ltd.

(Name of Issuer)
Common Shares, par value $0.01 per share

(Title of Class of Securities)
G94787101

(CUSIP Number)
March 31, 2020

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G94787101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Arch Capital Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 2,500,000 (see Item 4)
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 2,500,000 (see Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐
11.	Percent of Class Represented by Amount in Row (9) 12.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G94787101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arch Reinsurance Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda
	5.	Sole Voting Power 2,500,000 (see Item 4)
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 2,500,000 (see Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐
11.	Percent of Class Represented by Amount in Row (9) 12.6%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).    Name of Issuer:

Watford Holdings Ltd. (the “Issuer”)
Item 1(b).    Address of Issuer’s Principal Executive Offices:
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

Item 2(a).    Name of Person Filing:
This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:
(i) Arch Capital Group Ltd.; and
(ii) Arch Reinsurance Ltd. (collectively the “Reporting Persons”)
The reported securities are owned directly by Arch Reinsurance Ltd., a wholly owned subsidiary of Arch Capital Group Ltd. See Exhibit A hereto.
Item 2(b).    Address of Principal Business Office:
    The Address of the Principal Business Office of each Reporting Person is:
100 Pitts Bay Road
Waterloo House, Ground Floor
Pembroke Bermuda HM 08

Item 2(c).    Citizenship:
             (i) Arch Capital Group Ltd. — Bermuda
     (ii) Arch Reinsurance Ltd. — Bermuda

Item 2(d).    Title of Class of Securities:
Issuer’s Common Shares, par value $0.01 per share

Item 2(e).    CUSIP Number:
See cover page.
Item 3.        Not applicable.

Item 4.        Ownership:
(a)    Amount beneficially owned by each Reporting Person:
    (i) Arch Capital Group Ltd.     2,500,000*
    (ii) Arch Reinsurance Ltd.     2,500,000*
*As of the date hereof, the amount beneficially owned by each Reporting Person includes 2,500,000 Common Shares directly owned by Arch Reinsurance Ltd.

(b)    Percent of class:

    (i) Arch Capital Group Ltd.     12.6%**
    (ii) Arch Reinsurance Ltd.    12.6%**
**This percentage is calculated based on 19,886,979 Common Shares issued and outstanding as of November 10, 2020
(c)
Arch Capital Group Ltd.
Number of shares as to which such person has:

(i)    sole power to vote or to direct
the vote:    2,500,000
(ii)    shared power to vote or to direct
the vote:    0
(iii)    sole power to dispose or to direct
the disposition of:    2,500,000
(iv)    shared power to dispose or to direct
the disposition of:     0

Arch Reinsurance Ltd.
Number of shares as to which such person has:
(i)    sole power to vote or to direct
the vote:    2,500,000
(ii)    shared power to vote or to direct
the vote:    0
(iii)    sole power to dispose or to direct
the disposition of:    2,500,000
(iv)    shared power to dispose or to direct
the disposition of:     0

Item 5.    Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8.    Identification and Classification of Members of the Group:
Not Applicable
Item 9.    Notice of Dissolution of Group:
Not Applicable
Item 10.    Certifications:
Not Applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2021
ARCH CAPITAL GROUP LTD.

By: /s/ W. Preston Hutchings
Name: W. Preston Hutchings
Title: Senior Vice President & Chief Investment Officer
ARCH REINSURANCE LTD.

By: /s/ Jerome Halgan
Name: Jerome Halgan
Title: Chief Executive Officer

EXHIBIT A
Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.01 per share, of Watford Holdings Ltd., a Bermuda company, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the date noted below.
Dated: February 13, 2020
ARCH CAPITAL GROUP LTD.

By: /s/ W. Preston Hutchings
Name: W. Preston Hutchings
Title: Senior Vice President & Chief Investment Officer
ARCH REINSURANCE LTD.

By: /s/ Jerome Halgan
Name: Jerome Halgan
Title: Chief Executive Officer